# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FIRSTSUN CAPITAL BANCORP, CIK 0001709442
CUSIP: 33767U107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1400 16th Street, Suite 250, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 03/17/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001552781-24-000602
Filed by CIK 0002044226

## Reporting persons
- John J Hale Trust u/a/d 12-1-1996: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); sole voting power 1,483,100; shared voting power 0; sole dispositive power 1,483,100; shared dispositive power 0; aggregate amount beneficially owned 1,483,100 (3.36% of the class)

## Item 1. Issuer
Name of issuer: FIRSTSUN CAPITAL BANCORP
Address of issuer's principal executive offices: 1400 16th Street, Suite 250, Denver, Colorado 80202

## Item 2. Person Filing
Name of person filing: The statement is filed by the John J Hale Trust u/a/d 12-1-1996 (the "Reporting Person").
Address of principal business office or, if none, residence:
1400 16th Street, Suite 250
Denver, Colorado 80202
Citizenship: The John J Hale Trust u/a/d 12-1-1996 is a trust existing under the laws of the State of Missouri.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date of filing this Amendment No. 1, the Reporting Person beneficially owned 1,483,100 shares of FirstSun Capital Bancorp's (the "Issuer") common stock ("Common Stock"). Specifically, this statement is being filed to report a transfer of 333,000 shares of the Issuer's Common Stock held by the Reporting Person which occurred on March 17, 2026. On that date, the Reporting Person transferred 333,000 shares of the Issuer's Common Stock to the JJH Credit Shelter Trust Dated 8/4/2023, for which the Reporting Person is neither the trustee nor the beneficiary and under which the Reporting Person has no investment, voting or dispositive power. As a result of this transfer the Reporting Person beneficially owns 1,483,100 shares (3.36%) of the Issuer's Common Stock.

In addition, the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the Issuer's Common Stock. See Item 5 below.
Percent of class: As of the date of filing this Amendment No. 1, the Reporting Persons may be deemed to beneficially own 1,483,100 shares of the Issuer's Common Stock or 3.36% of the Issuer's Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 44,121,885 shares of the Issuer's voting Common Stock outstanding as of April 10, 2026, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the SEC on April 21, 2026.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John J Hale Trust u/a/d 12-1-1996: /s/ John J. Hale, John J. Hale/Trustee (05/12/2026)